09056187

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wall Street Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 350
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles P. Lazzaro (858) 454-3551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

400 S. Sierra Avenue, Suite 200 (Address) Solana Beach, (City) CA (State) 92075 (Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, Charles P. Lazzaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wall Street Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM KIEFER
Commission No. 1691208
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Sept. 30, 2010

x ______________________
Signature

Charles P. Lazzaro
President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
First Wall Street Corporation
La Jolla, California

We have audited the accompanying statements of financial condition of First Wall Street Corporation (an S Corporation) as of December 31, 2008 and 2007 and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wall Street Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 16 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

Rushall, Reital & Randall
Solana Beach, California
February 12, 2009

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets		
Cash and cash equivalents	$ 505,654	$ 494,135
Marketable securities	0	400,249
Commissions receivable	124,555	379,441
Other receivable	3,200,000	0
Prepaid expenses	4,718	255,476
Prepaid taxes	0	320
	3,834,927	1,529,621
Property and equipment		
Furniture and fixtures	0	134,764
Automobile	105,789	105,789
Less accumulated depreciation	(58,184)	(164,160)
	47,605	76,393
Other assets		
Deposits	0	6,275
	$ 3,882,532	$ 1,612,289

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
Current liabilities		
Commissions payable	$ 284,988	$ 376,686
Accrued expenses	17,507	70,602
Income tax payable	28,045	0
Deferred income taxes	7,400	4,500
	337,940	451,788
Shareholder's equity		
Common stock, no par value; 10,000,000 shares authorized, 600,000 shares issued and outstanding	60,000	60,000
Retained earnings	3,484,592	1,100,501
	3,544,592	1,160,501
	$ 3,882,532	$ 1,612,289

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2007

	2008	2007
Commissions earned	$ 7,651,003	$ 9,517,383
Interest and dividends earned	273,767	350,179
Loss on sale of trading securities	(9,830)	(2,408)
Miscellaneous income	0	35,000
	7,914,940	9,900,154
Salaries and related expenses	6,145,205	7,395,184
Brokerage, clearing and exchange fees	666,714	799,338
Insurance	230,117	238,097
Occupancy and equipment rental	177,880	166,228
Professional and other fees	76,573	68,474
Other administrative expenses	111,811	123,643
Loss on legal settlements	0	7,180
Communications	24,762	20,624
	7,433,062	8,818,768
Operating income	481,878	1,081,386
Gain on sale of assets	2,785,539	0
Loss on retirement of assets	(981)	0
Income before taxes	3,266,436	1,081,386
Income tax expense		
Current	44,445	16,080
Deferred	2,900	0
	47,345	16,080
Net income	$ 3,219,091	$ 1,065,306

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 3,219,091	$ 1,065,306
Adjustments to reconcile net income to net cash provided by operating activities:		
Interest earned on treasury bills	(7,579)	(18,498)
Depreciation	17,895	20,295
Deferred taxes	2,900	0
Gain on sale of assets	(2,785,539)	0
Loss on retirement of assets	981	0
(Increase) decrease in assets:		
Commissions receivable	254,886	254,267
Prepaid expenses	250,758	11,707
Prepaid taxes	320	1,997
Increase (decrease) in liabilities:		
Commissions payable and accrued expenses	(144,793)	(283,333)
Income tax payable	28,045	0
Net cash provided by operating activities	836,965	1,051,741
Cash flows from investing activities:		
Purchase of marketable securities (T-bills)	(1,188,637)	(390,378)
Proceeds from redemption of marketable securities (T-bills)	1,200,000	400,000
Purchases of equipment and furniture	(1,809)	(5,064)
Net cash provided by investing activities	9,554	4,558
Cash flows from financing activities:		
Dividends paid	(835,000)	(850,000)
Net cash used by financing activities	(835,000)	(850,000)
Net increase in cash and cash equivalents	11,519	206,299
Beginning cash and cash equivalents	494,135	287,836
Ending cash and cash equivalents	$ 505,654	$ 494,135

See accompanying notes to financial statements.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No interest was paid during the years ended December 31, 2008 and 2007.

Income taxes paid during the years ended December 31, 2008 and 2007 were $16,080 and $14,083, respectively.

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	Number of Common Shares Outstanding	Common Stock	Retained Earnings	Total
Balance at December 31, 2006	600,000	$ 60,000	$ 885,195	$ 945,195
Dividends paid	0	0	(850,000)	(850,000)
Net income	0	0	1,065,306	1,065,306
Balance at December 31, 2007	600,000	60,000	1,100,501	1,160,501
Dividends paid	0	0	(835,000)	(835,000)
Net income	0	0	3,219,091	3,219,091
Balance at December 31, 2008	600,000	$ 60,000	$ 3,484,592	$ 3,544,592

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Years Ended December 31, 2008 and 2007

There were no liabilities subordinated to the claim of general creditors as of December 31, 2008 and 2007.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

First Wall Street Corporation (the "Company") was formed in 1982 and is a licensed securities broker-dealer under the jurisdiction of FINRA (Financial Industry Regulatory Authority). The Company operates as an introducing broker and sells investments to clients. The investment sales generate commissions to the Company. Most of the Company's clients are located in the Southern California area. The Company conducts its business in accordance with the exemption under section (k)(2)(ii) of rule 15c-3-3.

In July of 1997, the Company elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under "S" Corporation status, the annual taxable income and losses of the Company is reported by the shareholders on their individual Federal and State income tax returns. California state franchise tax equal to the greater of $800 or 1.5% of taxable income will be reflected on the financial statements. No Federal income tax liability will be reflected in the financial statements.

Cash and cash equivalents

The Company considers cash and investments with maturity dates of three months or less at the date of investment to be cash and cash equivalents.

Marketable securities

Marketable securities consist of publicly traded U.S. government obligations which are recorded at fair market value. They are considered trading securities and accrued interest is included in net income.

Concentrations of credit risk

During the years ended December 31, 2008 and 2007, the Company maintained some of their cash in deposit accounts that are not federally insured. The amount of cash that was not federally insured totaled $308,522 and $330,952, as of December 31, 2008 and 2007, respectively.

Marketable securities with fair market values of $0 and $400,249 at December 31, 2008 and 2007, respectively, are maintained in a financial institution in an account that is not federally insured.

The majority of commissions receivable as of December 31, 2008 and 2007 are due from Wedbush Morgan Securities.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $264,506 and $796,318, respectively, and a net capital requirement of $50,000 for the years ended December 31, 2008 and 2007.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in September of 1982 with Morgan, Olmstead, Kennedy & Gardner which became Wedbush Morgan Securities in 1988 whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: INCOME TAXES

The provisions for income taxes at December 31, 2008 and 2007 were as follows:

	2008		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	44,445	2,900	47,345
	$44,445	$ 2,900	$47,345

	2007		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	16,080	0	16,080
	$ 16,080	$ 0	$ 16,080

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at December 31, 2008 and 2007 are as follows:

	2008	2007
Total deferred tax liabilities	$ 12,400	$ 9,500
Total deferred tax assets	5,000	5,000
Less: valuation allowance	0	0
	5,000	5,000
Net deferred tax liability	$ 7,400	$ 4,500

NOTE E: INCOME TAXES, continued

These amounts have been presented in the Company's financial statements as follows:

	2008	2007
Deferred income taxes-current	$ 7,400	$ 4,500
Deferred income taxes-noncurrent	0	0
Net deferred tax liability	$ 7,400	$ 4,500

Deferred income taxes result from the differences between book and tax income. The timing differences relate principally to commission income and expense reported on a cash basis for tax purposes, depreciation, and deferred gain on sale of assets.

NOTE F: PROFIT SHARING PLAN

The Company established a qualified 401(K) plan for all employees over the age of 21 employed on July 1, 1997. Other employees will become eligible after completing one year of service with the Company. Participants may contribute up to 20% of their pay, subject to certain statutory limits. The Company may also make discretionary matching contributions. Employees' contributions are vested immediately and employer contributions are vested over six years of service with the Company. The Company made no contributions for the years ended December 31, 2008 and 2007.

NOTE G: CONTINGENCIES

There is one legal proceeding against the Company with respect to matters arising in the ordinary course of business. The insurance deductible relating to this matter had been met in prior years and no provision for losses has been made.

NOTE H: SALE OF BUSINESS

On December 31, 2008, the Company sold various assets to Wedbush Morgan Securities, Inc. (Wedbush) for $2,500,000 in cash and $700,000 in Wedbush common stock. The basis for the valuation of the common stock was the per share book value at December 31, 2008. Assets sold included marketable securities, furniture, equipment and goodwill. Wedbush also took assignment on various leases. The cash and stock were received by the Company in January, 2009 and February, 2009, respectively.

The following summarizes the estimated fair values of the assets sold:

Marketable securities	$ 400,000
Furniture and equipment	30,000
Rental deposit	6,275
Goodwill	2,763,725
Total	$ 3,200,000

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2008 and 2007

	2008	2007
Total shareholder's equity	$ 3,544,592	$ 1,160,501
Deduct shareholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	3,544,592	1,160,501
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	3,252,423	338,564
Net capital before haircuts on securities positions	292,169	821,937
Less: Haircuts on securities	(6,170)	(6,619)
Fidelity bond adjustment pursuant to 3020 (b)(2)	(19,000)	(19,000)
Undue concentration	(2,493)	0
Net capital	$ 264,506	$ 796,318

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2008

Minimum net capital requirement (6.67% of current liabilities)	$ 22,541	
Minimum dollar net capital required	50,000	
Net capital requirement - (the larger of the required net capital)		$ 50,000
Net capital for year ended December 31, 2008	264,506	
Net capital requirement	50,000	
Excess net capital	$ 214,506	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 230,712

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 337,940
Total aggregate indebtedness	$ 337,940
Ratio: Aggregate indebtedness to net capital	1.28

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2008

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/08	Audited Report 12/31/08	Difference
Total stockholder's equity	$ 855,041	$ 3,544,592	$ (2,689,551)
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	855,041	3,544,592	(2,689,551)
Total non-allowable liabilities	0	0	0
Total non-allowable assets	114,401	3,252,423	(3,138,022)
Net capital before haircuts on securities positions	740,640	292,169	448,471
Haircuts on securities	(8,170)	(6,170)	(2,000)
Fidelity bond adjustment pursuant to 3020 (b)(2)	(19,000)	(19,000)	0
Undue concentration	0	(2,493)	2,493
Net capital	$ 713,470	$ 264,506	$ 448,964

Schedule A - Reconciliation of stockholder's equity

Net income per unaudited statement	$ 520,708
Decrease in commissions earned	(4,179)
Decrease in interest and dividends earned	(3,455)
Increase on gain on sale of assets	2,785,539
Increase on loss on retirement of assets	(981)
Increase in salaries and related expenses	(46,712)
Increase in brokerage, clearing and exchange fees	(1,186)
Increase in administration expenses	(9,933)
Increase in income tax expenses	(31,265)
Decrease in insurance expense	6,980
Decrease in depreciation expense	3,575
Net income, audited report	3,219,091
Capital stock	60,000
Dividends paid	(835,000)
Retained earnings, December 31, 2007	1,100,501
Total shareholder's equity	$ 3,544,592

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2008

	Dealer's Unaudited Report 12/31/2008	Audited Report 12/31/2008	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Other receivables	$ 0	$ 3,200,000	$ 3,200,000
Property and equipment - net	56,179	47,605	(8,574)
Prepaid expense	58,222	4,718	(53,504)
Petty cash	0	100	100
Total non-allowable assets	$ 114,401	$ 3,252,423	$ 3,138,022
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 19,299	$ 22,541	$ 3,242
Minimum dollar net capital required	50,000	50,000	0
Net capital requirement	$ 50,000	$ 50,000	$ 0
Net capital for year ended December 31, 2008	$ 713,470	$ 264,506	$ 448,964
Net capital requirement	50,000	50,000	0
Excess net capital	$ 663,470	$ 214,506	$ 448,964

The difference of $448,964 is due to the differences of net income, haircuts on securities, and non-allowable assets as explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2008 and 2007

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

FIRST WALL STREET CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2008 and 2007

Not applicable because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
First Wall Street Corporation
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of First Wall Street Corporation (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reital & Randall

Rushall, Reital & Randall
Solana Beach, California
February 12, 2009

Financial Statements (Audited)

First Wall Street Corp.

December 31, 2008 and 2007

RUSHALL REITAL & RANDALL

FIRST WALL STREET CORPORATION

December 31, 2008 and 2007

CONTENTS